August 26, 2019



Via Email

Willard Boothby
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

       Re:     Speedway Motorsports, Inc.
               Schedule TO-T filed August 16, 2019
               Filed by Speedco and Sonic Financial Corporation
               File No. 5-53499

Dear Mr. Boothby:

        The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. All of the defined terms used here have the same meaning as in the
Office to Purchase included as an exhibit to the filing listed above.

        Please respond to this letter promptly by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

   1. Since Sonic Financial Corp. and Speedco are intended to be filers on a
Schedule 13E-3 as
      well as the Schedule TO, please jointly "tag" the amended filing as both a going private and a tender offer schedule in your next EDGAR filing.

   2. In your response letter, please provide an analysis explaining why O. Bruton Smith and members of the Smith Family who control Parent have not been included as individual filers on the Schedule 13E-3/TO-T. In this regard, we note that O. Bruton Smith is the
      Company's founder and executive chairman, Marcus G. Smith is the Company's chief executive officer and a director and B. Scott Smith is a director of the Company. These individuals control private entity Parent, which formed and controls the Purchaser in this
 Willard Boothby, Esq.
Kirkland & Ellis LLP
August 26, 2019
Page 2

       Offer. Alternatively, add these individuals as filers and revise the Offer to Purchase (to the extent necessary) to comply with the disclosure requirements of those schedules.

Summary of Material Financial Analysis, page 18

   3. Expand this section generally to provide a reasonably-detailed summary of the materials provided to Parent and Purchaser by BofA and filed as an exhibit to the Schedule TO. A non-exclusive list of the information that should be included in an expanded summary includes the equity value per share analysis on page 4 of the materials, as well as the U.S.
      M&A Transaction Premiums   All-Cash Transactions analysis on page 5 and
the
      Precedent Management-Led Buyout Premium and Bump Analysis on page 10.

Certain Information Concerning Company Management's Long-Range Plan, page 35

   4. The first paragraph states that the table on page 35 presents "selected elements of the
      Management LRP." Explain why you have omitted some elements (and describe them).
      Alternatively, revise to include.

   5. State whether the Management LRP information included here were the only non-public forecasts and projections provide to BofA and Morgan Stanley and used in their analyses of the transaction. If not, state what has been omitted and why, or revise to include.

Background of the Offer and the Merger; Contacts with the Company, page 39

   6. We note the disclosure on page 41 (first paragraph) that neither Parent nor any members of the Smith Family "on behalf of Parent" had engaged in substantive discussions with representatives of NASCAR Holdings, Inc. or members of the France family during the past few years regarding a potential business combination but that they do regularly engage with members of the France family "to share their respective perspectives regarding the strategic outlook and trends for the motorsports industry." However, page 2 of the June 10, 2019 presentation materials by Morgan Stanley filed as exhibit 99(c)(5) to
      the Schedule 13E-3 references a "June 6th: Session with Speedway Motorsports CEO,
      Marcus Smith, to discuss strategic discussions with France family, NASCAR, and ISC."
      Please summarize these discussions (with the France family) here and include the date(s)
      when they occurred.

Purpose of the Offer; Plans for the Company, page 42

   7. Explain the reasons for the timing and structure of this transaction from the perspective of the Purchaser and Parent. See Item 1013 of Regulation M-A and Item 7 of Schedule
      13E-3.

   8. Expand the discussions of the reasons for the transaction. See Item 1013(c) of
      Regulation M-A. Avoid conclusory statements such as the disclosure appearing in the first paragraph of this section. See Instruction 1 to Item 1013 of Regulation M-A.
 Willard Boothby, Esq.
Kirkland & Ellis LLP
August 26, 2019
Page 3

Miscellaneous, page 66

   9. While you may not be able to distribute the Offer materials into any foreign jurisdiction where doing so would be prohibited under local regulation, tenders must be accepted from all shareholders wherever located. See Rule 14d-10 and guidance in Release No.
      33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

         We remind you that Parent, Purchaser and other filing persons on the
Schedule 13E-3
including the Company are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at 202-551-3263 with any questions.

                                                           Sincerely,

                                                           /s/ Christina Chalk

                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions